Pricing Supplement No. J164 To the Product Supplement No. JPM-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 January 14, 2011
Credit Suisse AG
Structured Investments	Credit Suisse $4,245,000 Capped Knock-Out Notes due January 20, 2012 Linked to Copper
General
•
The notes are designed for investors who seek a capped return at maturity linked to the price of Copper. Investors should be willing to forgo interest and dividend payments and, if the Final Price is less than the Initial Price by more than the Knock-Out Buffer Amount of 24.00%, be willing to lose up to 100% of their investment. If the Final Price is not less than the Initial Price by more than the Knock-Out Buffer Amount, at maturity investors will be entitled to receive the principal amount of their notes and will have the opportunity to participate in the appreciation of the Underlying, if any, subject to the Maximum Return of 20.00% and the Contingent Minimum Return of 7.00%. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing January 20, 2012.†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•
The notes priced on January 14, 2011 (the “Pricing Date”) and are expected to settle on January 20, 2011. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:	The notes are linked to copper. For additional information on the Underlying, see “The Underlying” herein.
Payment at Maturity:
Subject to the occurrence of a Commodity Hedging Disruption Event (as described herein), at maturity you will be entitled to receive a cash payment that will reflect the performance of the Underlying, as follows:

• If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000 plus the product of $1,000 and:
• if the Underlying Return is less than or equal to the Contingent Minimum Return, the Contingent Minimum Return;
• if the Underlying Return is greater than the Contingent Minimum Return but less than the Maximum Return, the Underlying Return; and
• if the Underlying Return is equal to or greater than the Maximum Return, the Maximum Return.
If a Knock-Out Event has not occurred, your payment at maturity will be between $1,070 and $1,200.
• If a Knock-Out Event has occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000 plus the product of $1,000 and the Underlying Return.
If a Knock-Out Event has occurred, your payment at maturity per $1,000 principal amount of notes will equal $759.99 or less and you will lose some or all of your investment at maturity.
Any payment at maturity is subject to our ability to pay our obligations as they become due.
Knock-Out Event:	A Knock-Out Event occurs if the Final Price is less than the Initial Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	24.00%
Underlying Return:	Final Price – Initial Price
Initial Price
Maximum Return:	20.00%
Contingent Minimum Return:	7.00%
Initial Price:	9591.00
Final Price:	The Copper Price on the Valuation Date.
Copper Price:
On any trading day, the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the London Metal Exchange (the "LME") and displayed on Bloomberg under the symbol “LOCADY”, on such trading day.

Valuation Date: †	January 17, 2012
Maturity Date:†	January 20, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EQ80
† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described herein and early acceleration in the event of a hedging disruption event as described herein under "Commodity Hedging Disruption Events."
Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-2 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$4,245,000.00	$42,450.00	$4,202,550.00

(1) Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $10.00 per $1,000 principal amount of notes.
The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$4,245,000.00	$492.84

JPMorgan
Placement Agent
January 14, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. JPM-I dated March 25, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909003155/a2191793z424b2.htm

•	Prospectus supplement dated March 25, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:
http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Hypothetical Payments at Maturity for Each $1,000 Principal Amount

The following table and examples illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying, assuming an Initial Price of $9,600 and reflecting the Knock-Out Buffer Amount of 24.00%, the Maximum Return of 20.00% and the Contingent Minimum Return of 7.00%. The hypothetical results set forth below are for illustrative purposes only. The actual payment at maturity applicable to a purchaser of the notes will be based on the Copper Price on the Valuation Date. Any payment at maturity is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		A Knock-Out Event Does Not Occur		A Knock-Out Event Does Occur
Final Price ($)	Underlying Return	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
19,200.00	100.00%	20.00%	$1,200.00	N/A	N/A
18,240.00	90.00%	20.00%	$1,200.00	N/A	N/A
17,280.00	80.00%	20.00%	$1,200.00	N/A	N/A
16,320.00	70.00%	20.00%	$1,200.00	N/A	N/A
15,360.00	60.00%	20.00%	$1,200.00	N/A	N/A
14,400.00	50.00%	20.00%	$1,200.00	N/A	N/A
13,440.00	40.00%	20.00%	$1,200.00	N/A	N/A
12,480.00	30.00%	20.00%	$1,200.00	N/A	N/A
11,520.00	20.00%	20.00%	$1,200.00	N/A	N/A
11,040.00	15.00%	15.00%	$1,150.00	N/A	N/A
10,560.00	10.00%	10.00%	$1,100.00	N/A	N/A
10,272.00	7.00%	7.00%	$1,070.00	N/A	N/A
10,080.00	5.00%	7.00%	$1,070.00	N/A	N/A
9,600.00	0.00%	7.00%	$1,070.00	N/A	N/A
9,120.00	-5.00%	7.00%	$1,070.00	N/A	N/A
8,640.00	-10.00%	7.00%	$1,070.00	N/A	N/A
7,680.00	-20.00%	7.00%	$1,070.00	N/A	N/A
7,296.00	-24.00%	7.00%	$1,070.00	N/A	N/A
6,720.00	-30.00%	N/A	N/A	-30.00%	$700.00
5,760.00	-40.00%	N/A	N/A	-40.00%	$600.00
4,800.00	-50.00%	N/A	N/A	-50.00%	$500.00
3,840.00	-60.00%	N/A	N/A	-60.00%	$400.00
2,800.00	-70.00%	N/A	N/A	-70.00%	$300.00
1,920.00	-80.00%	N/A	N/A	-80.00%	$200.00
960.00	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

The following examples illustrate how the payment at maturity is calculated.

Example 1: The Copper Price increases from the Initial Price of $9,600 to a Final Price of $14,400.

Because the Final Price has increased from the Initial Price by 50%, a Knock-Out Event has not occurred and because the Underlying Return of 50% is greater than the Maximum Return, the investor receives a payment at maturity of $1,200 per $1,000 principal amount of notes, the maximum payment on the notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × the Maximum Return)
	=	$1,000 + ($1,000 × 20%)
	=	$1,200

Example 2: The Copper Price increases from the Initial Price of $9,600 to a Final Price of $11,040.

Because the Final Price has increased from the Initial Price by 15%, a Knock-Out Event has not occurred and because the Underlying Return of 15% is greater than the Contingent Minimum Return but less than the Maximum Return, the investor receives a payment at maturity of $1,150 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × the Underlying Return)
	=	$1,000 + ($1,000 × 15%)
	=	$1,150

Example 3: The Copper Price increases from the Initial Price of $9,600 to a Final Price of $10,080.

Because the Final Price has increased from the Initial Price by 5%, a Knock-Out Event has not occurred and because the Underlying Return of 5% is less than the Contingent Minimum Return, the investor receives a payment at maturity of $1,070 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × the Contingent Minimum Return)
	=	$1,000 + ($1,000 × 7%)
	=	$1,070

Example 4: The Copper Price decreases from the Initial Price of $9,600 to a Final Price of $7,680.

Because the Final Price has decreased from the Initial Price by 20%, a Knock-Out Event has not occurred and  because the Underlying Return of -20% is less than the Contingent Minimum Return, the investor receives a payment at maturity of $1,070 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × the Contingent Minimum Return)
	=	$1,000 + ($1,000 × 7%)
	=	$1,070

Example 5: The Copper Price decreases from the Initial Price of $9,600 to a Final Price of $6,720.

Because the Final Price has decreased from the Initial Price by 30%, a Knock-Out Event has occurred, and the investor receives a payment at maturity of $700 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity	=	$1,000 + ($1,000 × the Underlying Return)
	=	$1,000 + ($1,000 × -30%)
	=	$700

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL – The notes provide the opportunity to participate in the appreciation of the Underlying at maturity, up to the Maximum Return on the notes of 20.00%. Accordingly, the maximum amount payable at maturity is $1,200 for every $1,000 principal amount of notes. If a Knock-Out Event has not occurred, in addition to the principal amount, you will be entitled to receive at maturity at least the Contingent Minimum Return of 7% on the notes, or a minimum payment at maturity of $1,070 for every $1,000 principal amount of notes. If the Final Price is greater than the Initial Price, in addition to the principal amount, you will be entitled to receive at maturity a return on the notes equal to the Underlying Return, subject to the Maximum Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
EXPOSURE TO THE COPPER PRICE – Subject to the occurrence of a Commodity Hedging Disruption Event (as described herein), the Underlying Return will reflect the performance of the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the LME and displayed on Bloomberg under the symbol “LOCADY,” expressed as a percentage, from the Pricing Date to the Valuation Date. The Copper Price has experienced significant fluctuations. Please see “Historical Performance” on page 4 of this pricing supplement.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If a Knock-Out Event occurs, you will lose 1% of your principal for each 1% decline in the Final Price as compared to the Initial Price. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•
THE NOTES DO NOT PAY INTEREST – We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Underlying. Because the payment due at maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the notes will be based on the performance of the Underlying, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•
COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE COPPER PRICE — Market prices of copper tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the Copper Price, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to the Copper Price and not to a diverse basket of commodities or a broad-based commodity index. The Copper Price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

•
COMMODITY SPOT CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity spot contracts that underlie the Copper Price are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the Copper Price. The effect on the value of the notes of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. In addition, the United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in certain commodity contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the Copper Price and your payment, if any, at maturity. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Final Price is greater than the Initial Price, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed 20.00% of the principal amount, regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum amount payable at maturity is $1,200 per $1,000 principal amount of notes. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•
YOU WILL NOT BE ENTITLED TO ANY MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS – If the Copper Price on the Valuation Date is less than the Initial Price by more than the Knock-Out Buffer Amount of 24.00%, you will not be entitled to receive the Contingent Minimum Return of 7.00% on the notes and you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Price as compared to the Initial Price. Under these circumstances, you will lose some or all of your investment at maturity and you will be fully exposed to any depreciation in the Underlying.

•
OWNING THE NOTES IS NOT THE SAME AS OWNING COPPER –  As a holder of the notes, you will not receive the return you would receive if you had actually purchased copper or exchange-traded or over-the-counter instruments based on copper. You will not have any rights that holders of such assets or instruments would have.

•
 A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES – If a Commodity Hedging Disruption Event (as defined under “Commodity Hedging Disruption Events” below) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 principal amount of notes upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration.

•
THE SECURITIES ARE NOT REGULATED BY THE COMMODITY FUTURES TRADING COMMISSION – The proceeds to be received by us from the sale of the securities will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the securities thus does not constitute an investment in futures contracts, in options on futures contracts or in a collective investment vehicle that trades in futures contracts (i.e., the securities will not constitute a direct or indirect investment by you in futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the “CFTC.” We are not registered with the CFTC as a futures commission merchant or a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant or to persons who invest in regulated commodity pools.

•
THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO COPPER — The Copper Price is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
THERE ARE RISKS IN NOTES RELATING TO COMMODITIES TRADING ON THE LONDON METAL EXCHANGE – Your notes are linked to the performance of copper, which is traded on the LME. Investments in notes linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. In addition, the LME is a principals’ market which operates in a manner more closely analogous to the over-the counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 27 and 15 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any trading day, the official U.S. dollar cash settlement price per metric ton of Grade A Copper and, consequently, the Underlying Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price per metric ton of Grade A Copper.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE UNDERLYING OR FUTURES, OPTIONS, EXCHANGE-TRADED FUNDS OR OTHER DERIVATIVE PRODUCTS ON THE UNDERLYING MAY IMPAIR THE VALUE OF THE SECURITIES – We or our affiliates may hedge our respective obligations under the securities by acquiring or disposing of the Underlying or futures contracts, options, exchange-traded funds or other derivatives or synthetic instruments related to the Underlying. Any of these hedging activities may adversely affect the market price of the Underlying and, therefore, the value of the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES – In addition to the price of the Underlying, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	whether the Final Price has decreased, as compared to the Initial Price, by more than the Knock-Out Buffer Amount;

o	the expected volatility of the Copper Price;

o	supply and demand trends for copper;

o	the time to maturity of the notes;

o	interest and yield rates in the market generally;

o
global supply and demand for copper and supply and demand trends for copper, which are influenced by such factors as forward selling by copper producers, purchases made by copper producers to unwind copper hedge positions, and production and cost levels in major copper-producing countries;

o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect copper or commodities markets generally and which may affect the price of copper; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

The Underlying

The notes are linked to copper, as reflected by the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the London Metal Exchange (“LME”) and displayed on Bloomberg under the symbol “LOCADY.”

Copper is a chemical element with the symbol Cu and atomic number 29. One of its main industrial usages is for the production of cable, wire and electrical products for both the electrical and building industries.  In the current market, approximately three-quarters of copper demand is for electrical purposes, including power transmission and generation, telecommunications and electrical and electronic consumer and industrial products.  The construction industry accounts for copper’s second largest usage demand in such areas as pipes for plumbing, heating and ventilating as well as building wire and sheet metal facings.  Alloyed with other metals, such as zinc (to form brass), aluminum or tin (to form bronzes), or nickel, it can acquire new characteristics for use in highly specialized applications.  Copper’s physical, chemical and aesthetic properties make it a material of choice in a wide range of electrical, electronics and communication, construction, transportation, industrial machinery and equipment and general consumer applications, such as coins and keys.  Copper by-products from manufacturing and obsolete copper products are readily recycled and contribute significantly to copper supply.

Historical Information

The following graph sets forth the historical performance of the Copper Price from January 1, 2006 through January 14, 2011. The Copper Price has experienced significant fluctuations.  The Copper Price on January 14, 2011 was $9591.00. We obtained the Copper Prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Historical Copper Prices should not be taken as an indication of future prices, and no assurance can be given as to the Copper Price of the Underlying on any trading day during the term of the notes, including on the Valuation Date. We cannot give you assurance that the price of the Underlying will result in any return of your investment.  Any payment at maturity is subject to our ability to pay our obligations as they become due.

Market Disruption Events

A “market disruption event” is the occurrence on any date or any number of consecutive dates of any one or more of the following circumstances: (a) a termination or suspension of, or a material limitation or disruption in trading in copper that prevents the relevant exchange from establishing the Copper Price as of the regularly scheduled time; (b) the Copper Price is a “limit price,” which means that the Copper Price for a day has increased or decreased from the previous day’s Copper Price by the maximum amount permitted under applicable exchange rules; (c) failure by the applicable exchange or other price source to announce or publish the Copper Price; (d) the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to the Underlying or relevant futures contract (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the issue date, if the direct effect of such imposition, change or removal is to raise or lower the fixing price on the day on which the fixing price would otherwise be determined from what it would have been without that imposition, change or removal.

If the calculation agent determines that a market disruption event exists on the Valuation Date, then the calculation agent will determine a Special Ending Price and use this Special Ending Price when calculating the Final Price. A Special Ending Price will be determined in the following manner: the Copper Price will be the official settlement price for the first subsequent trading day upon which no market disruption event occurs. If the calculation agent determines that a market disruption event exists on each of the five trading days immediately following the scheduled Valuation Date, (a) the fifth succeeding trading day following the scheduled Valuation Date will be deemed to be the Valuation Date, notwithstanding the market disruption event, and (b) the calculation agent will determine the Copper Price on that deemed Valuation Date using its good faith estimate of the Copper Price that would have prevailed on the relevant exchange but for the suspension or limitation, as of the valuation time on the deemed Valuation Date. As a result of the foregoing, a Special Ending Price may differ substantially from the Copper Price that would have been obtained in the absence of a market disruption event.

In the event that a market disruption event exists with respect to the Underlying on the Valuation Date, the Maturity Date of the securities will be the third business day following the day as of which the Final Price has been calculated. No interest or other payment will be payable because of any such postponement of the Maturity Date.

Commodity Hedging Disruption Events

If a Commodity Hedging Disruption Event (as defined below) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such Commodity Hedging Disruption Event occurred. The amount payable per $1,000 principal amount of securities upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the Depository Trust Company (“DTC”) of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a Commodity Hedging Disruption Event.

A “Commodity Hedging Disruption Event” means that: (a) due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the Pricing Date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities (“hedge positions”), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or (b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity related obligations with respect to the securities, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities.  This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).  Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.  Tax consequences under state, local and foreign laws are not addressed herein.  No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES.  A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities.  Thus, the characterization of the securities is not certain.  Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlying that is eligible for open transaction treatment.  In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you agree to treat your securities for all tax purposes in accordance with such characterization.  In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts.  Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above.  For example, the IRS might assert that the securities constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities.  If the securities were to be treated as contingent payment debt instruments (one of the requirements of which is that they have a term of more than one year), you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield.  The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse.  However, if the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments.  Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price.  A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt.  Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income.  You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as contingent payment debt instruments or short-term debt obligations.  It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange.  In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.  If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time.  For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity.  For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost).  For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition.  For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Legislation Affecting Securities Held Through Foreign Accounts

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), a 30% withholding tax is imposed on “withholdable payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account.  “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  We will treat payments on the securities as withholdable payments for these purposes.

Withholding under the Act will apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.  Generally, the Act’s withholding and reporting regime will apply to payments made after December 31, 2012.  Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of any of your payments made after December 31, 2012 may be subject to 30% withholding.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements.  Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless  (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.  Non-U.S. Holders should consult their tax advisors regarding the possibility that any portion of the return with respect to the securities could be characterized as dividend income and be subject to U.S. withholding tax.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Legislation Affecting Substitute Dividend and Dividend Equivalent Payments

The Act treats a “dividend equivalent” payment as a dividend from sources within the United States.  Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax.  A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).  In the case of payments made after March 18, 2012, a dividend equivalent payment includes a payment made pursuant to any notional principal contract unless otherwise exempted by the IRS.  Where the securities reference an interest in a fixed basket of securities or an index, such fixed basket or index will be treated as a single security.  Where the securities reference an interest in a basket of securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine that payments under the securities are substantially similar to a dividend.  If the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death.  The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument.  The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g.,  a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof.  Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income.  It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance.  It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis).  You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act requires individual U.S. Holders with an interest in any “specified foreign financial asset” to file a report with the IRS with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations).  Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-U.S. person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (iii) any interest in an entity which is a non-U.S. person.  Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an annual report under this provision.  The requirement to file a report is effective for taxable years beginning after March 18, 2010.  Penalties apply to any failure to file a required report.  Additionally, in the event a U.S. Holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed.  You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $10 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For further information, please refer to “Underwriting” in the accompanying product supplement.

Credit Suisse